12g3-2(b) file number: 82-34841

antisense
THERAPEUTICS

06015550

SEC MAIL RECEIVED PROCESSING
JUL 27 2006
WASH. D.C. 213 SECTION

18 July 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached a copy of an announcement lodged with the Australian Stock Exchange (ASX).

Date of Announcement/Lodgement	To:	Title	No of pages
7 July 2006	ASX	Retirement & Appointment of Non-Executive Directors	1

Yours sincerely

PROCESSED
JUL 31 2006
THOMSON
FINANCIAL

Kathryn Andrews
Company Secretary & Chief Financial Officer

Encl.

antisense
THERAPEUTICS

7 July 2006

Retirement and Appointment of Non-Executive Directors

The Board of Directors of Antisense Therapeutics Limited ('ATL' or 'Company') today accepted the retirement of Dr. Stanley Crooke as Non-Executive Director of the Company and concurrently appointed Dr. C. Frank Bennett, Senior Vice President of Research at Isis Pharmaceuticals, Inc. ('Isis') as a Non-Executive Director to fill the vacancy created by Dr. Crooke's departure.

Dr. Crooke was a founding director of Antisense Therapeutics Limited. He has elected to retire from the ATL Board as part of a planned program to reduce his many non-executive board commitments in order to focus on his responsibilities as Chairman and Chief Executive Officer of Isis Pharmaceuticals. Isis remains a major shareholder and ATL's most important collaboration partner.

Dr. Crooke said, "I am very pleased with the progress and achievements of ATL over the course of our collaboration. The commencement of dosing of patients in the Phase IIa clinical trial of the Company's lead drug is an important landmark for the Company. It reflects not only the significant value added to the business since listing of the Company in December 2001, but it also confirms ATL's maturity and establishes a platform for ongoing success. Isis remains a committed partner and major shareholder of ATL. The appointment of Frank Bennett to the Board is evidence of our desire to continue to support this key relationship."

ATL's Chairman, Bob Moses commented, "On behalf of the Directors, and I'm sure all shareholders as well, I wish to personally thank Stan for his generous and invaluable contribution to the Board and the ATL business."

Dr. C. Frank Bennett is Senior Vice President of Research at Isis Pharmaceuticals, Inc. He is responsible for preclinical antisense drug discovery research and drug manufacturing. Dr. Bennett is one of the founding members of Isis. He has been involved in the development of antisense oligonucleotides as therapeutic agents, including research on the application of oligonucleotides for inflammatory and cancer targets, oligonucleotide delivery and pharmacokinetics. He also runs Isis antisense mechanism program, which is focused on the development of RNase H, RNAi, micro-RNA and splicing. Dr. Bennett has published more than 120 papers in the field of antisense research and development and has more than 110 issued U.S. patents. Prior to joining Isis, Dr. Bennett was Associate Senior Investigator in the Department of Molecular Pharmacology at Smith Kline and French Laboratories, GlaxoSmithKline.

"I am delighted to be appointed to the ATL Board. With my experience in antisense technology, I hope to be able to help guide the Company toward successful commercialisation of their antisense product pipeline, the timing of which is rapidly approaching", Dr. Bennett said. Mark Diamond, ATL's CEO said, "Frank has worked closely with ATL for several years under our collaboration with Isis, so he already knows us very well. We look forward to Frank's contribution as a Director on our Board."

Dr. Crooke's retirement and Dr. Bennett's appointment will take effect from 31 July 2006.

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Kathryn Andrews +61 3 9827 8999
Media – Market Connect (Simon Watkin) +61 3 9686 9931